EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION
West Witwatersrand Gold Holdings Limited	South Africa
Crown Consolidated Gold Recoveries Limited	South Africa
DRDGOLD South African Operations (Pty) Limited	South Africa
Blyvooruitzicht Gold Mining Company Limited	South Africa
Crown Gold Recoveries (Pty) Limited	South Africa
East Rand Proprietary Mines Limited	South Africa
ErgoGold (formerly Elsburg Gold Mining Joint Venture) (unincorporated)	South Africa
Argonaut Financial Services (Pty) Limited	South Africa
DRD International Aps (Pty) Limited	Denmark
Dome Resources NL	Australia
DRD Australasia (Pty) Limited	Australia
DRD Australia APS	Denmark
DRD (Offshore) Limited	Isle of Man